June 16, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Michael L. Metter, President
Spongetech Delivery Systems, Inc.
1350 Broadway, Suite 210
New York, NY  10018

Re:      Spongetech Delivery Systems, Inc.
	Form SB-2 filed May 6, 2005
	File No. 333-123015

Dear Mr. Metter:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Our reference to "prior comments" is to those in our letter dated March 28, 2005.

General
1. Please advise us whether or not your corporation has been voided by the State of Delaware because of overdue taxes. If true, please explain the validity of selling corporate shares if there is no corporation. If true, include a risk factor regarding the loss of your corporate status and all the implications, e.g., loss of limited liability. Also, make all appropriate revisions in view of this history. In addition, ensure that you take into consideration any overdue taxes in determining appropriate disclosure throughout the registration statement, including, but not limited to, the financial statements and the "Liquidity and Capital Resources" section under "Management Discussion and Analysis."
2. We repeat our prior comment 3.
3. File on EDGAR a marked copy of each amendment to the registration statement.

Cover Page of the Prospectus
4. The prospectus cover page should be limited to one page and should be limited to the information required by Item 501 of Regulation S-B.
Please revise.
5. Please remove the reference to this offering as a best efforts offering on an all-or-none basis. Rather, this offering appears to be a best efforts offering on a minimum-maximum basis. Please revise the disclosure accordingly. Revise similar disclosure in the plan of distribution section.
6. We again note the substantial amount of common stock being registered for resale by officers, directors and affiliates.
Given
the significant level of resales by related parties, we are of the view that the offering by these individuals is an offering by or on behalf of the company. Rule 415(c) of Regulation C requires that offerings by or on behalf of the company only be conducted at the market if they meet the requirements of Rule 415(a)(4) of Regulation
C. Since your offering does not appear to satisfy those provisions, an "at the market" offering by affiliates is not permissible. Please revise the terms of your offering to indicate that the fixed offering price will apply throughout the term of the offering for these individuals. The prospectus should make clear the fact that these persons are underwriters of this offering.
7. Please clarify the following statement: "All selling shareholders who are affiliates will not sell their shares during the public offering period."
8. Reconcile the term of the company offering in the first paragraph with the disclosure in footnote three.
9. Clarify what you mean that "fractional interests" may be sold at your discretion. Also, clarify how management will determine when to issue fractional shares and reconcile this statement with the disclosure that there is a minimum purchase requirement of $25,000.
Our Corporate History, page 1
10. Clarify that the independent auditor has raised substantial doubt about your ability to continue as a going concern.
11. Please reconcile the accumulated deficit with the financial statements.

Forward-Looking Statements, page 3
12. Explain the following: "We base these forward-looking statements on information currently available to us, and we assume no obligation to update them." We direct your attention to the undertakings in part II of the registration statement.

Risk Factors, page 4
13. We reissue prior comment 18. Please revise the fourth risk factor subheading to disclose that the going concern risk is that you may have to cease operations.
14. We reissue prior comment 20. Please avoid the generic conclusion you reach in several of your risk factors that the risk could cause your business to suffer or would have a material adverse affect or negative affect on your business. Instead, replace this language with specific disclosure of how your business and operations would be affected. We direct your attention to risk factors 1, 5, 8, 10, 12,
13, 15, and 17.
15. Please explain the percent ownership after the offering for control persons in risk factor 18. We note the significant amount of shares being registered for resale by these control persons. Please revise accordingly.

Use of Proceeds, page 8
16. Please provide greater disclosure regarding the use of proceeds allocated to working capital.
17. Clarify whether any of the proceeds may be used to compensate management.

Dilution, page 9
18. Please explain the reference to an "assumed public offering price per share." The shares being offered by the company must be sold at a fixed price for the duration of the offering since the company is not eligible to sell its shares at market prices pursuant to Rule 415(a)(4) of Regulation C.

Management`s Discussion and Analysis, page 10
19. We reissue prior comment 30. The Management`s Discussion and Analysis ("MD&A") section is one of the most critical aspects of Form
SB-2. As such, we ask that you revise this section to discuss the events, trends, and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance
Regarding
Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at
http://www.sec.gov/rules/interp/33-8350.htm.   This guidance is
intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting. Consider providing an executive overview to discuss these material matters.
20. We repeat our prior comment 33. Also, reinsert the deleted disclosure.

Results of Operations - Fiscal Years Ended May 31, 2004 and 2003, page 11
21. Please include the first paragraph of your response to our prior comment number 67 in the comparative discussion of annual results of operations to explain to investors the type of services provided in exchange for the share-based compensation. Until you establish an objectively verifiable measure of fair value for your common stock, as evidenced by quoted market prices in active markets, stock-based transactions should be measured using the best information available in the circumstances using one or more of the techniques cited in paragraphs 9-10 of SFAS 123. Please confirm to us that you will do so.

Plan of Operations, page 12
22. Please explain the reference to "a year of minimal sales." It appears that you have not had any revenues in the past year.
23. Please discuss in greater detail the "number of actions" management intends to take in the next year. Disclose the time frame for each action to be taken and the estimated expenses.
24. Provide the basis for your belief that "there is a substantial market for effective, non-toxic cleaning products." Also provide the basis for your belief that your products "provide significant benefits compared to current competitive offerings."
25. Discuss the current status of the distribution and marketing arrangements you are exploring with third parties. If you have entered into any agreements, preliminary or otherwise, please discuss the material terms and file as exhibits.
26. Discuss your plan of operation if you are unable to raise any proceeds from the company offering.

Liquidity and Capital Resources, page 13
27. Discuss how long you can currently satisfy your cash
requirements.
28. You have stated that you paid $1,894.51 to Dicon in December
2003
in connection with the missed quantity requirements. Disclose how much you paid in 2004, if any.
29. We repeat our request in our prior comment 38 that you update the status of negotiations with the importer to South and Central America.

Business, page 14
30. Please expand the history of your sales to TurtleWax, to discuss the current status of this business relationship. If TurtleWax is no longer a customer please disclose. We note your statement that TurtleWax has indicated an interest in purchasing additional sponges.
Please explain the reason no revenues have been generated from TurtleWax since 2003. Also, revise the ninth risk factor.

Legal Proceedings, page 17
31. Please add the following to your disclosure regarding the lawsuit by Westgate Financial Corporation: the date of the commencement of the lawsuit; the principal parties and the description of the facts underlying the proceedings.

Background of Officers and Directors, page 18
32. Consider adding a risk factor discussing the prior performance of management in the periodic reporting requirements of a public company.
33. Please revise the disclosure about Michael Metter and Azurel in order to clarify which dates go with which events.
34. In the discussion of Steven Moskowitz` background and his relationship to Azurel, please repeat the disclosure that Azurel was delinquent in its reporting requirements with the SEC from October 2002 to February 2003, if accurate.

Security Ownership of Certain Beneficial Owners and Management,
page
22
35. We reissue prior comment 49. Please revise the percent owned by
Messrs. Metter, Moskowitz and Lazauskas. Each are deemed to own all of the shares owned by RM Enterprises as well as the shares owned individually. This would result in percentages greater than RM Enterprises owns individually.

Selling Stockholders, page 25
36. Please reconcile the number of shares being registered on the prospectus cover page with the number of shares listed in the table,
16,736,334.
37. Disclose the relationship between selling shareholders and the officers and directors. We direct your attention to Norman Moskowtiz and Deborah Metter.
38. Please revise the footnotes to the table to correspond to the appropriate selling shareholder.
39. We reissue prior comment 54. Disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Shares Eligible for Future Sale, page 27
40. We note the business combination with Nexgen Acquisitions. Please disclose whether Nexgen was a blank check company. If so, please note that this Division has issued an interpretative letter to the NASD-Regulation which indicates that we believe that those securities held by promoters or affiliates of a blank check company and their transferees can be resold only through a registered offering. See letter to Ken Worm dated January 21, 2000. Please confirm your understanding and revise your disclosure as appropriate.

Plan of Distribution, page 27
41. Clarify this section to indicate that the offering of securities by the company will only be conducted through those individuals specifically named in this section/.
42. In response to our prior comment 56 you have not disclosed whether the officers and directors participating in this offering by the company are subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Act, at the time of their participation. Please do so.
43. Please disclose whether any of the officers and directors participating in this offering by the company is an associated person of a broker or dealer.

44. We note that Messrs. Metter and Moskowitz are selling shareholders in this offering, in addition to offering the securities on behalf of the company. Please supplementally provide us with your analysis as to whether the Rule 3a4-1 safe harbor is available for this offer. See Rule 3a4-1(a)(4)(ii)(C).
45. Clarify whether officers and directors purchasing securities in this offering will be purchasing with investment intent and not with an intent to distribute.
46. In the first full paragraph at the top of page 28, please state that you will file a post-effective amendment if you retain a broker who may be deemed an underwriter.
47. It appears that you have not disclosed the effect the concurrent selling shareholder offering may have upon the company`s offering of its stock, in response to our prior comment 59. In addition, we requested that you consider adding a risk factor in this regard.
48. Please disclose how the offering expenses will be paid if the minimum is not reached in the offering by the company.
Note 6 -Commitments and Contingencies
49. Revise this note to discuss the judgment and damages in the amount of $11,050 and how you have accounted for this matter. General
50. Include a currently dated consent of the independent auditor with any amendment to the registration statement. You should also be mindful of the updating requirements of Item 310g of Regulation S-B.

Item 26. Recent Sales of Unregistered Securities, page II-2
51. Please disclose all issuances within the past three years. We note your supplemental response to prior comment 51 indicates the issuance of shares to 33 individuals from February to May 2002. Please disclose.
52. We note the reliance upon Section 504 of Regulation D. Please disclose the facts supporting your reliance upon this exemption.
53. Please disclose the value of the consideration provided when shares were issued for services.
54. Given the lack of business activities in 2004 and 2005, please explain in greater detail the types of services provided in January
2005 for which the individuals were issued securities.

Exhibits
55. Please file a validly executed escrow agreement.
56. We note in paragraph six that the execution of the subscription agreement is an irrevocable offer to purchase the number of shares covered by the subscription agreement. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares. We may have further comment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donald Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters.
Please contact Susann Reilly at

202) 551-3236 with other questions.

Sincerely,


John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  David Schiff, Esq.
By facsimile (212) 930-9725
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Michael L. Metter
Spongetech Delivery Systems, Inc.
Page 9
June 16, 2005